

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2021

Steven Mumma
Chief Executive Officer
NEW YORK MORTGAGE TRUST INC
90 Park Avenue
New York, New York 10016

> **Re: NEW YORK MORTGAGE TRUST INC**
> **Registration Statement on Form S-4**
> **Filed May 28, 2021**
> **File Number: 333-256588**

Dear Mr. Mumma:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Davis at 202-551-4385 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction